Filed pursuant to General Instruction II.L. of Form F-10,

File no. 333-104687

This prospectus supplement, together with the base shelf prospectus to which it relates dated April 29, 2003, as amended and restated June 5, 2003, and each document deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority in Canada has in any way passed upon the merits of these securities and any representation to the contrary is an offence.

PROSPECTUS SUPPLEMENT

Prospectus Supplement No. 11 dated March 17, 2004 (to Base Shelf Prospectus dated April 29, 2003, as amended and restated June 5, 2003, and as previously supplemented on May 27, 2003, June 25, 2003, July 10, 2003, July 28, 2003, September 4, 2003, October 10, 2003, October 29, 2003, December 3, 2003, January 7, 2004 and February 11, 2004).

$272,679,000

INCO LIMITED

Convertible Debentures Due 2023 and

Common Shares Issuable Upon Conversion, Redemption,
Purchase or Payment of the Convertible Debentures

          In accordance with the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission (the “SEC”) and the provincial securities regulators in Canada, Inco Limited (“Inco”) filed a registration statement (the “Shelf Registration Statement”) with the Ontario Securities Commission and the SEC, which included a base shelf prospectus dated April 29, 2003, as amended and restated June 5, 2003 (the “Prospectus”), in order to register in the United States resales of Inco’s Convertible Debentures due 2023 (the “Debentures”) and the common shares issuable upon the conversion, redemption, purchase or payment of the Debentures (the “Underlying Shares”).

            Investing in Inco’s common shares or the Debentures involves risks. Please carefully consider the “Risk Factors” section beginning on page 4 of the Prospectus.

          The holders of the Debentures and the Underlying Shares (together, the “Registrable Securities”) are entitled to the benefits of a registration rights agreement, entered into as of March 7, 2003 among Inco and the several Initial Purchasers referred to therein, for whom Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. (now Citigroup Global Markets Inc.) are acting as representatives (the “Registration Rights Agreement”). Under the Registration Rights Agreement, any holder of Registrable Securities wishing to sell Registrable Securities pursuant to the Shelf Registration Statement must deliver a Notice and Questionnaire to Inco (each such holder which has delivered a Notice and Questionnaire is referred to as an “Electing Holder”). Upon receipt of a completed and signed Notice and Questionnaire, Inco has agreed to file such documents as may be required to include the Registrable Securities covered thereby in the Shelf Registration Statement.

          Inco is filing this Prospectus Supplement so as to include in the Shelf Registration Statement the Registrable Securities of Electing Holders who have signed, completed and returned a Notice and Questionnaire to Inco after the date of the Prospectus as most recently supplemented, and also to provide current information regarding earnings coverage and information regarding the documents incorporated by reference. Please see “Earnings Coverage” on page S-2 and “Documents Incorporated by Reference” on page S-3. A list of all of the Electing Holders as of the date hereof is attached as Schedule A to this Prospectus Supplement.

EARNINGS COVERAGE

      If the initial offering of Debentures and the concurrent offering of 3 1/2% Subordinated Convertible Debentures due 2052 (the “Subordinated Debentures”) had been made as of January 1, 2003, consolidated net earnings, before deduction of interest and income and mining taxes of $132 million for the twelve months ended December 31, 2003 would have been 1.5 times Inco’s interest requirement of $87 million. As Inco’s zero coupon convertible notes (“LYON Notes”), Debentures and Subordinated Debentures are treated as equity for Canadian GAAP purposes, Inco’s interest requirement does not include the carrying charges associated with these securities. Had Inco accounted for the LYON Notes, the Debentures and the Subordinated Debentures as debt, as is required by U.S. GAAP, the carrying charges of the LYON Notes, the Debentures and the Subordinated Debentures would have been reflected in interest expense and consolidated net earnings, before deduction of interest and income and mining taxes, would have been 1.3 times Inco’s interest requirement for the twelve months ended December 31, 2003.

      The information included in this section is based upon Inco’s audited financial statements prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP. If the offering of Debentures and the concurrent offering of Subordinated Debentures had been made as of January 1, 2003, excluding the cumulative effect of a change in accounting principles of $17 million, consolidated net earnings, before deduction of interest and income and mining taxes of $112 million for the twelve months ended December 31, 2003, would have been 1.1 times Inco’s interest requirement of $99 million. For further information regarding the differences between Canadian GAAP and U.S. GAAP, see Note 23 to Inco’s consolidated financial statements included as an Exhibit to its 2003 Annual Report on Form 10-K.

S-2

DOCUMENTS INCORPORATED BY REFERENCE

      The following documents, filed with the SEC and/or with the applicable securities commissions or similar authorities in all of the provinces of Canada, are incorporated by reference herein and form an integral part of the Prospectus:

•	the Annual Report on Form 10-K of Inco for the fiscal year ended December 31, 2003; and

•	the Proxy Circular and Statement of Inco dated February 20, 2004, other than the sections entitled “Report on Executive Compensation” and “Comparative Shareholder Return”.

      Although not incorporated by reference, a technical report pertaining to Inco’s Goro nickel-cobalt project, dated effective as of December 31, 2002, and a technical report pertaining to Inco’s Voisey’s Bay project, dated effective as of August 31, 2003, have been filed with the Canadian securities regulatory authorities.

      Material change reports (other than confidential reports), annual and interim financial statements, annual information forms and information circulars which are filed by us with a securities commission or any other similar authority in Canada, after the date of the Prospectus and prior to the termination of the distribution under the Prospectus shall be deemed to be incorporated by reference into the Prospectus.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

      Copies of the documents incorporated in the Prospectus by reference may be obtained on request without charge from the Office of the Secretary, Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7, telephone (416) 361-7511.

S-3

SCHEDULE A

LIST OF ELECTING HOLDERS

Amount Payable
Name of Selling Securityholder	at Maturity

AIG / National Union Fire Insurance	$450,000
Advisory Convertible Arbitrage Fund (I) L.P.	$1,000,000
Aloha Airlines Non-Pilots Pension Trust	$90,000
Aloha Pilots Retirement Trust	$50,000
Attorneys Title Insurance Fund	$120,000
B.G.I. Global Investors	$324,000
Bay County PERS	$125,000
Bear, Stearns & Co. Inc.	$1,000,000
BTOP Growth vs Value	$800,000
C & H Sugar Company Inc.	$120,000
CNH CA Master Account, LP	$1,850,000
CALAMOS® Market Neutral Fund – CALAMOS® Investment Trust	$10,000,000
Citigroup Global Markets Inc.	$17,110,000
Continental Casualty Company	$3,000,000
Convertible Securities Fund	$5,000
Credit Lyonnais Securities	$2,000,000
Credit Suisse First Boston LLC	$5,500,000
DBAG London	$500,000
Deephaven Domestic Convertible Trading Ltd.	$12,870,000
DaimlerChrsyler Corp. Emp. #1 Pension Plan	$1,890,000
Deutsche Bank Securities Inc.	$500,000
Drury University	$20,000
Forest Fulcrum Fund L.L.P.	$966,000
Forest Global Convertible Fund Series A-5	$3,687,000
Forest Multi-Strategy Master Fund SPC	$403,000
Franklin and Marshall College	$115,000
GLG Market Neutral Fund	$15,000,000
Gaia Offshore Master Fund Ltd.	$10,000,000
Gasner Investors Holdings Ltd.	$2,500,000
Goldman Sachs & Co.	$500,000
HFR Global Master Trust	$160,000
Hawaiian Airlines Employees Pension Plan – IAM	$35,000
Hawaiian Airlines Pension Plan for Salaried Employees	$5,000
Hawaiian Airlines Pilots Retirement Plan	$85,000
Highbridge International LLC	$1,169,000
Hillbloom Foundation	$40,000
ING Convertible Fund	$1,985,000
ING VP Convertible Portfolio	$15,000
JP Morgan Securities Inc.	$7,500,000
Jefferies Umbrella Fund US Convertible Fund	$200,000
KBC Financial Products USA Inc.	$1,100,000
Laurel Ridge Capital, LP	$1,000,000
Lehman Brothers, Inc.	$4,035,000
Louisiana CCRF	$180,000
Lyxor/Gaia II Fund Ltd.	$3,250,000
Lyxor Master Fund (c/o Forest Investment Management, L.L.C.)	$1,934,000
McMahan Securities Co. L.P.	$500,000
MLQA Convertible Securities Arbitrage Ltd.	$7,500,000
Montpelier Reinsurance Holdings	$1,000,000

A-1

Amount Payable
Name of Selling Securityholder	at Maturity

NMS Services (Cayman) Inc.	$6,500,000
Nations Convertible Securities Fund	$4,995,000
Nisswa Master Fund Ltd.	$500,000
New York Life Insurance Company (Post 82)	$3,425,000
New York Life Insurance Company (Pre 82)	$1,575,000
One Beacon Insurance Company	$1,000,000
Performa International Convertible Bond Fund (USD)	$300,000
Plexus Fund Ltd.	$10,500,000
PSAM Allegro Partners LP	$252,000
PSAM GPS Fund Ltd.	$124,000
PSAM Panorama Fund Ltd.	$1,252,000
Quest Global Convertible Master Fund, Ltd.	$1,000,000
R.B.C. Alternative Assets L.P.	$308,000
Relay 11 Holdings	$150,000
Sagamore Hill Hub Fund Ltd.	$36,000,000
Southern Farm Bureau Life Insurance	$755,000
Spartan Partners LP	$325,000
Sphinx Convertible Arbitrage (c/o Forest Investment Management, L.L.C.)	$79,000
Sphinx Convertible Arbitrage Fund FPC	$130,000
State of Oregon / SAIF Corporation	$2,925,000
State Street Bank Custodian for GE Pension Trust	$995,000
Sunrise Partners Limited Partnership	$2,000,000
Susquehanna Capital Group	$6,000,000
Swiss Re Financial Products Corp.	$12,800,000
Tempo Master Fund LP	$18,500,000
The Camden Fire Insurance Association	$1,000,000
The Northwestern Mutual Life Insurance Company – General Account	$4,750,000
The Northwestern Mutual Life Insurance Company – Group Annuity Separate Account	$250,000
Thrivent Financial for Lutherans	$1,500,000
Topanga XI	$2,550,000
Topanga XI Inc.	$1,400,000
UBS Securities LLC	$5,750,000
West Bay International Corp.	$187,000
White River Securities L.L.C.	$1,000,000
Zurich Master Hedge Fund	$505,000

A-2